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           August 3, 2020

       Frank Ogele
       President
       SAFETY FIRST HEALTHCARE CORP
       One Gateway Center
       26th Fl
       Newark, NJ 07102

                                                        Re: SAFETY FIRST
HEALTHCARE CORP
                                                            Form 10-12G
                                                            Filed June 23, 2020
                                                            File No. 000-56179

       Dear Mr. Ogele:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Real Estate & Construction